As filed with the Securities and Exchange Commission on February 3, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CIM REAL ESTATE FINANCE TRUST, INC.
(Name of Subject Company)

CIM REAL ESTATE FINANCE TRUST, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

19326U100
(CUSIP Number of Class of Securities)

Nathan D. DeBacker
CIM Real Estate Finance Trust, Inc.
Chief Financial Officer and Treasurer
2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016
(602) 778-8700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With Copies to:
Lauren Burnham Prevost
Seth K. Weiner
Mark D. Stern
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by Comrit Investments 1, Limited Partnership, a Cayman Islands exempted limited partnership (“Comrit”), to purchase an aggregate of up to 14,300,000 shares of the outstanding common stock, par value $0.01 per share, of CIM Real Estate Finance Trust, Inc., a Maryland corporation (which we refer to herein as the “Company,” “we,” “our” or “us”), at a price of $3.65 per share (the “Offer Price”) in cash. As discussed below, the Company’s board of directors recommends that the stockholders reject the tender offer by Comrit to purchase their shares of the Company’s common stock.
Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is CIM Real Estate Finance Trust, Inc., a Maryland corporation. The address of the principal executive offices of the Company is 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016, and the Company’s telephone number is (602) 778-8700.
(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of January 27, 2025, there were 437,833,079 shares of common stock outstanding.
Item 2. Identity and Background of Filing Person.
(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.
(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by Comrit to purchase up to 14,300,000 Shares at a purchase price equal to $3.65 per share, subject to the conditions set forth in the Offer to Purchase dated January 27, 2025 (the “Offer to Purchase”) and the related Assignment Form (together with the Offer to Purchase, the “Comrit Offer”), as set forth in Comrit’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 (the “Schedule TO”).
According to the Schedule TO, the address and principal executive offices of Comrit are 9 A’had Ha’am Street, Tel Aviv, Israel 6129101, and its telephone number is 972-3-519-9936.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Comrit and its executive officers, directors or affiliates.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for the agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (a) the section entitled “Part I – Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 28, 2024 (the “2023 Form 10-K”), as well as Note 13, Related-Party Transactions and Arrangements, to the Consolidated Financial Statements contained in “Part IV – Item 15. Exhibits and Financial Statement Schedules” in the 2023 Form 10-K, which information is incorporated herein by reference, (b) the sections entitled “Corporate Governance – Director Independence,” “Corporate Governance – Board Leadership Structure,” “Corporate Governance – Board Committees – Audit Committee,” “Corporate Governance – Compensation of Directors,” “Corporate Governance – Compensation Committee Interlocks and Insider Participation,” “Corporate Governance – Compensation of Executive Officers,” “Beneficial Ownership of Equity Securities,” “Audit Committee Report,” and “Transactions with Related Persons, Promoters and Certain Control Persons” in the Company’s Definitive Proxy Statement on

Schedule 14A, filed with the SEC on April 26, 2024 (the “2024 Proxy Statement”), which information is incorporated herein by reference, and (c) Note 12, Related-Party Transactions and Arrangements, to the Condensed Consolidated Financial Statements contained in the section entitled “Part I – Item 1. Financial Statements” in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 15, 2024, Note 12, Related-Party Transactions and Arrangements, to the Condensed Consolidated Financial Statements contained in the section entitled “Part I – Item 1. Financial Statements” in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 14, 2024, and Note 12, Related-Party Transactions and Arrangements, to the Condensed Consolidated Financial Statements contained in the section entitled “Part I – Item 1. Financial Statements” in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 14, 2024 (collectively, the “2024 Quarterly Reports”), which information is incorporated herein by reference. The 2023 Form 10-K and 2024 Proxy Statement were previously made available to all of the Company’s stockholders within the past year, and the 2023 Form 10-K, 2024 Proxy Statement and 2024 Quarterly Reports are available for free on the SEC’s web site at www.sec.gov.
Item 4. The Solicitation or Recommendation.
(a) Recommendation. The Company’s board of directors recommends that the stockholders reject the tender offer by Comrit to purchase their shares of the Company’s common stock. The information set forth in the letter to stockholders, dated February 3, 2025 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.
(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Comrit Offer.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Comrit Offer.
Item 6. Interest in Securities of the Subject Company.
Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as set forth below in this Item 6.
On December 10, 2024, as part of the Company’s 2024 Manager Equity Incentive Plan, 49,261.084 restricted stock units (“RSUs”) that had been granted to CIM Real Estate Finance Management, LLC (the “Manager”) were assigned to Jason Schreiber, a director of the Company, on a contingent basis upon vesting. Each RSU represents a contingent right to receive one share of the Company’s common stock, payable 50% in the Company’s common stock and 50% in the cash value thereof. The RSUs vest in three equal annual installments beginning on December 15, 2024.
On December 15, 2024, as part of the Company’s 2024 Manager Equity Incentive Plan, the Manager acquired 370,311.675 shares of the Company’s common stock in connection with the vesting of 740,623.349 of the RSUs originally granted to the Manager on January 9, 2024 as an award under the Company’s 2024 Manager Equity Incentive Plan. Each vested RSU settled 50% in the Company’s common stock and 50% in the cash value thereof. These shares of the Company’s common stock were owned directly by the Manager. Richard Ressler, the Chief Executive Officer, President and Chairman of the Board of Directors of the Company, along with Avraham Shemesh and Shaul Kuba, may be deemed to beneficially own the shares owned by the Manager because of their positions with CIM Group, LLC, which is the sole common equity member of CCO Group, LLC, which owns and controls the Manager. Mr. Ressler disclaims beneficial ownership of the shares owned by the Manager except to the extent of his indirect pecuniary interest therein. Also on December 15, 2024, as part of the Company’s 2024 Manager Equity Incentive Plan and in connection with the vesting of the aforementioned 740,623.349 of the RSUs originally granted to the Manager on January 9, 2024, the Manager distributed the aforementioned 370,311.675 shares of the Company’s common stock and the cash value of 370,311.675 shares of the Company’s common stock to certain employees and/or other persons having an affiliation with the Manager.
On December 15, 2024, as part of the Company’s 2024 Manager Equity Incentive Plan, Mr. Schreiber acquired (i) 2,641.310 shares of the Company’s common stock in connection with the vesting of 5,282.620 of the RSUs originally granted to the Manager and assigned to Mr. Schreiber on a contingent basis on January 10, 2024, (ii) 10,565.240 shares of the Company’s common stock in connection with the vesting of 21,130.481 of the RSUs originally granted to the Manager and assigned to Mr. Schreiber on a contingent basis on June 25, 2024, and (iii) 8,210.181 shares of the Company’s common stock in connection with the vesting of 16,420.361 of the RSUs originally granted to the Manager and assigned to Mr. Schreiber on a contingent basis on December 9, 2024. Each vested RSU settled 50% in the Company’s common stock and 50% in the cash value thereof.
On December 15, 2024, as part of the Company’s 2024 Manager Equity Incentive Plan, Nathan DeBacker, the Company’s Chief Financial Officer and Treasurer, acquired 9,244.585 shares of the Company’s common stock in connection with the vesting of 18,489.171 of the RSUs originally granted to the reporting person on January 9, 2024 as an award under the Company’s 2024 Manager Equity Incentive Plan. Each vested RSU settled 50% in the Company’s common stock and 50% in the cash value thereof.
On January 24, 2025, following the approval by the Company’s board of directors of the revised annual retainers paid to the Company's independent directors and pursuant to the Company’s 2022 Equity Incentive Plan, each of the three independent directors were granted 3,284.072 shares of the Company's restricted common stock, representing the difference in value between such director’s October 1, 2024 equity award and $100,000, calculated based on the Company’s most recently determined net asset value per share of $6.09. The shares of restricted common stock will vest on October 1, 2025.
Item 7. Purposes of the Transaction and Plans or Proposals.
(a)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Comrit Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.
(b)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Comrit Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.
(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Comrit Offer that relate to one or more of the matters referred to in this Item 7.
Item 8. Additional Information.
Cautionary Note Regarding Forward-Looking Statements
Certain statements of the Company included in this Schedule 14D-9 that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon management’s current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Part I – Item 1A. Risk Factors” in the Company’s 2023 Form 10-K (incorporated herein by reference) and “Part II – Item 1A. Risk Factors” in the Company’s 2024 Quarterly Reports (incorporated herein by reference). These factors include, but are not limited to: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the Company’s ability to maintain tenancy occupancy levels; the availability of capital and debt financing; and the Company’s ongoing relationship with its Manager and affiliates.
Stockholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Item 9. Exhibits.

Exhibit No.	Description
(a)(1)*	Letter to Stockholders from Richard S. Ressler, Chief Executive Officer, President and Chairman of the Board of Directors of the Company, dated as of February 3, 2025.
(e)(1)**	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC on March 28, 2024.
(e)(2)**	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 26, 2024.
(e)(3)**	Excerpts from the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 15, 2024.
(e)(4)**	Excerpts from the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 14, 2024.
(e)(5)**	Excerpts from the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 14, 2024.

*    Included in copy mailed to stockholders.
**    Those sections of the 2023 Form 10-K, 2024 Proxy Statement and 2024 Quarterly Reports specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIM REAL ESTATE FINANCE TRUST, INC.

Date: February 3, 2025	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer (Principal Financial Officer)